FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Update on Ultomiris Phase III ALS trial

20 August 2021 07:05 BST

Update on CHAMPION-ALS Phase III trial of Ultomiris in amyotrophic lateral sclerosis

Alexion is discontinuing CHAMPION-ALS, the global Phase III clinical trial of Ultomiris (ravulizumab) in adults with amyotrophic lateral sclerosis (ALS).

This decision is based on the recommendation of the Independent Data Monitoring Committee (IDMC), following their review of data from a pre-specified interim analysis. The IDMC recommended that the trial be discontinued due to lack of efficacy. No new safety findings were observed and the data were consistent with the established safety profile of Ultomiris.

ALS is a rare, fatal neurodegenerative disease that affects motor neurons (a type of nerve cell that controls voluntary movements) in the brain and spinal cord.

Gianluca Pirozzi, MD, PhD, Senior Vice President, Head of Development and Safety, Alexion, said: "We are disappointed by this outcome and what it means for patients with this devastating disease. We would like to thank the entire ALS community as well as investigators and healthcare professionals who dedicated their time and expertise to this trial. We continue to be confident in the potential of targeting C5 for complement-driven diseases and remain fully committed to our efforts to serve the rare disease community."

Patients who enrolled in the trial will discontinue study medication and complete any necessary follow-up evaluations. Data from the trial will be provided to inform ongoing research.

ALS
ALS is a neurological disorder characterised by progressive degeneration of nerve cells (motor neurons) in the brain and the spinal cord that control muscles throughout the body. When the nerve cells die, the brain can no longer initiate and control muscle movement, which results in severe disability, paralysis and eventually death. ALS is a relentlessly progressive disorder. People with ALS may lose the ability to speak, eat, move and breathe. The rate of progression between individuals is variable and the natural history generally reflects progressive worsening over time until death occurs. The average life expectancy from symptom onset is between two and five years. Currently approved medications may slow disease progression, but ALS management is mostly supportive, palliative and symptom based.

CHAMPION-ALS
The CHAMPION-ALS Phase III trial was a randomised, double-blind, placebo-controlled multicentre global trial designed to evaluate the efficacy and safety of Ultomiris across a broad ALS population. The trial enrolled 382 adults with sporadic or familial ALS who had disease onset (in the form of first motor symptoms) within the prior 36 months, demonstrated a slow vital capacity (SVC) of at least 65 percent predicted, and were not dependent on respiratory support. The primary endpoint was change in ALS functional rating scale-revised (ALSFRS-R) score. Trial participants were randomised on a 2:1 basis to receive Ultomiris or placebo every eight weeks following an initial loading dose. The trial was conducted at approximately 90 clinical trial sites across North America, Europe and Asia.

Ultomiris
Ultomiris (ravulizumab), the first and only long-acting C5 complement inhibitor, offers immediate, complete, and sustained complement inhibition. The medication works by inhibiting the C5 protein in the terminal complement cascade, a part of the body's immune system. When activated in an uncontrolled manner, the complement cascade over-responds, leading the body to attack its own healthy cells. Ultomiris is administered intravenously every eight weeks or, for paediatric patients less than 20 kg, every four weeks, following a loading dose. Ultomiris is approved in the United States (US) for the treatment of adults and children (one month of age and older) with paroxysmal nocturnal haemoglobinuria (PNH), as well as in the European Union (EU) and Japan as a treatment for adults with PNH. It is also approved in the US for atypical haemolytic uraemic syndrome (aHUS) to inhibit complement-mediated thrombotic microangiopathy in adult and paediatric (one month of age and older) patients, in the EU for the treatment of adults and children with a body weight of at least 10 kg with aHUS, as well as in Japan for adults and children with aHUS.

Alexion
Alexion, AstraZeneca Rare Disease, is the group within AstraZeneca focused on rare diseases, created following the 2021 acquisition of Alexion Pharmaceuticals, Inc. As a leader in rare diseases for nearly 30 years, Alexion is focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and commercialisation of life-changing medicines. Alexion focuses its research efforts on novel molecules and targets in the complement cascade and its development efforts on haematology, nephrology, neurology, metabolic disorders, cardiology, and ophthalmology. Headquartered in Boston, Massachusetts, Alexion has offices around the globe and serves patients in more than 50 countries.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 20 August 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary